EXHIBIT G.3

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (this “Waiver”) is made as of June ___, 2014, by and between MacKenzie Realty Capital, Inc., a Maryland corporation having its principal place of business in Moraga, California (the “Company”), and MCM Advisers, LP, a California limited partnership having its principal place of business in Moraga, California (the “Adviser”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in that certain Investment Advisory Agreement, dated February 28, 2013, by and between the Company and the Adviser (the “Agreement”).

WHEREAS, pursuant to the Agreement, the Adviser is entitled to receive a Portfolio Structuring Fee of 3.5% as compensation for its advisory services under the Advisory Agreement, including composing the Company’s portfolio by identifying, evaluating and structuring each portfolio acquisition;

WHEREAS, the Adviser and the Company wish to reduce the Portfolio Structuring Fee to 3.0%;

WHEREAS, the Adviser understands and intends that: (i) the Company will rely on this Waiver in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; (ii) only the Company may terminate this Waiver; and (iii) that the Company is expressly permitted to do the foregoing; and

WHEREAS, the shareholders of the Company will benefit from this Waiver by incurring lower Company operating expenses than they would absent such waivers.

NOW, THEREFORE, the Adviser hereby agrees to waive 0.5% of its Portfolio Structuring Fee of 3.5% of the gross amount the Company receives from selling its common stock in the Offering.

[Signature page follows.]

IN WITNESS WHEREOF, the Adviser and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

MCM ADVISERS, LP

By: _______________________________
Name:
Title:

MACKENZIE REALTY CAPITAL, INC.

By: _______________________________
Name:
Title: